UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            Form N-8F

 Application for Deregistration of Certain Registered Investment
                           Companies.


I.        General Identifying Information

1.        Reason fund is applying to deregister  (check only one;
for descriptions, see Instruction 1 above):

            Merger

            Liquidation

            Abandonment of Registration
            (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.

            Election of status as a Business Development Company
            (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form).

2. Name of fund: Leland Funds, Inc., a Maryland corporation (the "Company") with five series - Leland Equity
     Fund, Leland Bond Fund, Leland Intermediate Bond Fund,
     Leland Two-Year Government Bond Fund and Leland Short-Term
     Investment Fund (each, a "Fund").

3.        Securities and Exchange Commission File No.: 811-09573

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

            Initial Application           Amendment

5.        Address of Principal Executive Office (include No. &
     Street, City, State, Zip Code):

                    c/o ASB Capital Management, Inc.
                    1101 Pennsylvania Avenue, N.W.
                    Suite 300
                    Washington, DC 20004

6. Name, address and telephone number of individual of Commission staff should contact with any questions regarding this form:

                    Cecelia A. Calaby, Esq.
                    Shaw Pittman
                    2300 N Street, NW
                    Washington, DC 20037
                    (202) 663-8984

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

        Records Relating to:     Located at:

        Registrant's investment  ASB Capital Management, Inc.
        adviser                  1101 Pennsylvania Avenue, N.W.
                                 Suite 300
                                 Washington, DC 20004
                                 (800) 544-8850

     Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.        Classification of fund (check only one):

            Management company;

            Unit investment trust; or

            Face-amount certificate company.

9.        Subclassification if the fund is a management company
     (check only one):

            Open-end            Closed-end

10.       State law under which the fund was organized or formed
     (e.g., Delaware, Massachusetts): Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                    ASB Capital Management, Inc.
                    1101 Pennsylvania Avenue, N.W.
                    Suite 300
                    Washington, DC 20004

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated: N/A

13.       If the fund is a unit investment trust ("UIT") provide:

     (a)  Depositor's name(s) and address(s):

     (b)  Trustee's name(s) and address(s):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

              Yes                  No

       If Yes, for each UIT state:

          Name(s):

          File No.:  811-_______

          Business Address:

15.    (a)     Did the fund obtain approval from the board of
     directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

             Yes                  No

            If Yes, state the date on which the board vote took place:

          If No, explain: The decision to deregister the Company with the Securities and Exchange Commission was made by the initial and organizing Director of the Company.

       (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration:

             Yes                   No

            If Yes, state the date on which the shareholder vote took place:

            If No, explain: Neither the Company nor any Fund has ever had any shareholders.

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

              Yes                 No

     (a) If Yes, list the date(s) on which the fund made those distributions:

     (b)  Were the distributions made on the basis of net assets?

              Yes                 No

      (c) Were the distributions made pro rata based on share ownership?

               Yes           No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)    Liquidations only:
       Were any distributions to shareholders made in kind?

              Yes                 No

       If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.       Closed-end funds only:

          Has the fund issued senior securities?

              Yes                 No

       If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

             Yes                 No

       If No,

       (a) How many shareholders does the fund have as of the date this form is filed?

       (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

               Yes            No

       If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.      Assets and Liabilities

20. Does the fund have any assets as of the date this form is file?
     (See question 18 above)

               Yes           No

       If Yes,

       (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

       (b)    Why has the fund retained the remaining assets?

       (c) Will the remaining assets be invested in securities?

               Yes          No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

               Yes           No

       If Yes,

       (a) Describe the type and amount of each debt or other liability:

       (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request For
     Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

          (i)  Legal expenses:

          (ii) Accounting expenses:

          (iii)     Other expenses (list and identify
          separately):

          (iv) Total expenses (sum of lines (i)-(iii) above):

     (b)  How were those expenses allocated?

     (c)  Who paid those expenses?

     (d)  How did the fund pay for unamortized expenses (if any)?

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

               Yes           No

       If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

               Yes            No

       If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

               Yes            No

      If Yes, describe the nature and extent of those activities:

VI.       Mergers Only

26.    (a)     State the name of the fund surviving the Merger:

     (b) State the Investment Company Act file number of the fund surviving the Merger:
       811-________

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                          VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Leland Funds, Inc., (ii) he is the initial and organizing Director of Leland Funds, Inc., and
(iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.



                                        /s/ WALTER R. FATZINGER,
                                        JR.
                                        Walter R. Fatzinger, Jr.
                                        Director